British Columbia

Exhibit 99.52

Ministry of Finance Corporate and Personal Property Registries www.corporateonline.gov.bc.ca	Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3	Location: 2nd Floor – 940 Blanshard St Victoria BC 250-356-8626

Notice of Articles

CERTIFIED COPY

Of a Document filed with the Province of

British Columbia Registrar of Companies

BUSINESS CORPORATIONS ACT

“J S Powell”

J S Powell

November 22, 2004

     This Notice of Articles was issued by the Registrar on: November 22, 2004 10:47 AM Pacific Time

     Incorporation Number:

BC0346881

     Recognition Date: Incorporated on June 13, 1988

NOTICE OF ARTICLES

Name of Company:

Formation Capital Corporation

______________________________________________________________________________________

REGISTERED OFFICE INFORMATION

Mailing Address:

Delivery Address:

1550 1185 W Georgia St

1550 1185 W Georgia St

VANCOUVER BC V6E 4E6

VANCOUVER BC V6E 4E6

______________________________________________________________________________________

RECORDS OFFICE INFORMATION

Mailing Address:

Delivery Address:

1550 1185 W Georgia St

1550 1185 W Georgia St

VANCOUVER BC V6E 4E6

VANCOUVER BC V6E 4E6

______________________________________________________________________________________

DIRECTOR INFORMATION

Last Name, First Name Middle Name:

BENDING, JEFFERY S.

Mailing Address:

Delivery Address:

2110 PALMERSTON AVENUE

2110 PALMERSTON AVENUE

WEST VANCOUVER BC

WEST VANCOUVER BC

FULL NAME: JEFFERY SCOTT BENDING

FULL NAME: JEFFERY SCOTT BENDING

V7V2V6

V7V2V6

______________________________________________________________________________________

Last Name, First Name Middle Name:

ENGDAHL, JAMES B.

Mailing Address:

Delivery Address:

325 WAKABAYASHI CRESCENT

325 WAKABAYASHI CRESCENT

SASKATOON, SASKATCHEWAN L7K7L9

SASKATOON, SASKATCHEWAN L7K7L9

______________________________________________________________________________________

Last Name, First Name Middle Name:

GREEN, MARI-ANN

Mailing Address:

Delivery Address:

2110 PALMERSTON AVENUE

2110 PALMERSTON AVENUE

WEST VANCOUVER BC

WEST VANCOUVER BC

FULL NAME: MARI-ANN I. GREEN

FULL NAME: MARI-ANN I. GREEN

V7V2V6

V7V2V6

______________________________________________________________________________________

Last Name, First Name Middle Name:

QUINN, ROBERT J.

Mailing Address:

Delivery Address:

2803 VALLEY WAY

2803 VALLEY WAY

HOUSTON TX 77339

HOUSTON TX 77339

USA

USA

______________________________________________________________________________________

Last Name, First Name Middle Name:

SCALES, W.G. (BILL)

Mailing Address:

Delivery Address:

102 BROADWAY PL.

102 BROADWAY PL.

SALMON, IDAHO

SALMON, IDAHO

U.S.A.  83467

U.S.A.  83467

______________________________________________________________________________________

Last Name, First Name Middle Name:

STONE, DAVID

Mailing Address:

Delivery Address:

1020 – 800 WEST PENDER STREET

1020 – 800 WEST PENDER STREET

VANCOUVER BC V6C 2V6

VANCOUVER BC V6C 2V6

______________________________________________________________________________________

Last Name, First Name Middle Name:

METKA, ROBERT G.

Mailing Address:

Delivery Address:

SUITE 200, 5 PLACE VILLE MARIE

SUITE 200, 5 PLACE VILLE MARIE

MONTREAL, QC H3B 2G2

MONTREAL, QC H3B 2G2

______________________________________________________________________________________

AUTHORIZED SHARE STRUCTURE

______________________________________________________________________________________

1. 50,000,000

Preference Shares

Without Par Value

With Special Rights or

Restrictions attached

______________________________________________________________________________________

2. No Maximum

Common Shares

Without Par Value

Without Special Rights or

Restrictions attached

______________________________________________________________________________________